Filed by Liberty Broadband Corporation pursuant to

Rule 425 of the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Liberty Broadband Corporation

Commission File No.: 001-36713

Subject Company: Charter Communications, Inc.

Commission File No.: 001-33664

September 23, 2024

Liberty Broadband Submits Counterproposal to Charter for Proposed Business Combination

ENGLEWOOD, Colo. — (BUSINESS WIRE) — Liberty Broadband Corporation (“Liberty Broadband”) (Nasdaq: LBRDA, LBRDK, LBRDP) announced today that it communicated a counterproposal to the Special Committee of the Board of Directors of Charter Communications, Inc. (“Charter”) (the Special Committee referred to as “Charter Special Committee”) in response to an initial merger proposal sent by the Charter Special Committee. In its counterproposal, Liberty Broadband outlined the terms of a proposed combination of Liberty Broadband with Charter in an all-stock transaction intended to be tax-free whereby holders of each series of Liberty Broadband common stock would receive 0.2900 of a share of Charter Class A common stock (Nasdaq: CHTR) in exchange for each share of Liberty Broadband common stock. The proposed transaction includes a closing date of June 30, 2027 or such earlier date as the parties shall mutually agree.

“Liberty’s proposed transaction would rationalize the dual corporate structure between Charter and Liberty Broadband, providing enhanced trading liquidity and removing Liberty Broadband’s existing governance rights. The certainty of a future transaction would provide clarity to our shareholders and continue our strong partnership with Charter in the interim. In GCI, Charter would be acquiring an attractive business that is the leading connectivity platform in Alaska with significant opportunity for future value creation. We look forward to reaching a mutually agreed upon transaction for the benefit of all stakeholders,” said Greg Maffei, Liberty Broadband President & CEO.

According to the terms of the counterproposal, Charter would assume or refinance Liberty Broadband’s debt at or prior to closing as well as Liberty Broadband’s outstanding preferred stock. During the pendency of the transaction, Liberty Broadband, including GCI, would operate in the ordinary course of business, subject to the terms of the definitive transaction agreements. The proposed transaction would be subject to, among other things, the negotiation and execution of mutually acceptable definitive transaction documents, applicable board approvals, the requisite approval of Liberty Broadband stockholders, and the approval of a majority of the stockholders of Liberty Broadband unaffiliated with John Malone and his affiliates. The transaction would also be subject to customary closing conditions, including the receipt of requisite regulatory approvals and applicable tax opinions.

Additional information can be found in Liberty Broadband’s letter to Charter filed as an exhibit to the amendment to Liberty Broadband’s Schedule 13D filed on September 23, 2024. No further updates on the proposed transaction will be provided unless and until definitive documents are executed or discussions between the parties terminate.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the completion of the proposed transaction and other matters related to such proposed transaction. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of all other conditions to the proposed transaction. These forward-looking statements speak only as of the date of this press release, and Liberty Broadband expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Broadband’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Broadband, including its most recent Forms 10-K and 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty Broadband subsequently files with the SEC, for additional information about Liberty Broadband and about the risks and uncertainties related to Liberty Broadband’s business which may affect the statements made in this press release.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of common stock or preferred stock of Liberty Broadband or Charter. The proposed offer and issuance of shares of common stock of Charter in the proposed combination will be made only pursuant to an effective registration statement. Liberty Broadband stockholders and other investors are urged to read the registration statement when it is available, together with all relevant SEC filings regarding the proposed transaction, and any other relevant documents filed as exhibits therewith, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction. Copies of these SEC filings will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (844) 826-8735.

Participants in a Solicitation

Liberty Broadband and Charter and their respective directors and executive officers and other persons may be deemed to be participants in a solicitation in respect of any proposals relating to the proposed transaction. Information regarding the directors and executive officers of Liberty Broadband and any participants in a solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in relevant SEC filings regarding the proposed transaction to be filed with the SEC. Investors should read relevant SEC filings regarding the proposed transaction carefully before making any voting or investment decisions. Free copies of these materials from Liberty Broadband may be obtained as indicated above.

About Liberty Broadband Corporation

Liberty Broadband Corporation (Nasdaq: LBRDA, LBRDK, LBRDP) operates and owns interests in a range of communications businesses. Liberty Broadband’s principal assets consist of its interest in Charter Communications and its subsidiary GCI. GCI is Alaska’s largest communications provider, providing data, wireless, video, voice and managed services to consumer and business customers throughout Alaska and nationwide. GCI has delivered services over the past 40 years to some of the most remote communities and in some of the most challenging conditions in North America.

Liberty Broadband Corporation

Shane Kleinstein, 720-875-5432

Source: Liberty Broadband Corporation